UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Pacific Office Properties Trust, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
694714106

(CUSIP Number)
March 19, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	694714106	13G

1	NAMES OF REPORTING PERSONS
	James C. Reynolds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		276,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		276,500

WITH:	8	SHARED DISPOSITIVE POWER

		- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	276,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	694714106	13G

1	NAMES OF REPORTING PERSONS
	James C. Reynolds Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hawaii

	5	SOLE VOTING POWER

NUMBER OF		276,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		276,500

WITH:	8	SHARED DISPOSITIVE POWER

		- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	276,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G
ITEM 1.
(a)	Name of Issuer

The name of the issuer is Pacific Office Properties Trust, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at: 233 Wilshire Blvd. Suite 830 Santa Monica, California 90401
ITEM 2.
(a)	Name of Person Filing

This Statement on Schedule 13G is filed, pursuant to Rule 13d-1(c) under the Act by James C. Reynolds and The James C. Reynolds Revocable Living Trust, under the Trust Agreement dated May 25, 1982 for The James C. Reynolds Revocable Living Trust (the “Trust”), of which Mr. Reynolds is the trustee.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of Mr. Reynolds and the Trust is 10188 Telesis Court Suite 222, San Diego, CA 92121.

(c)	Citizenship

Mr. Reynolds – U.S.A. Trust – Hawaii

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

(e)	CUSIP Number

694714106

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

ITEM 4. Ownership
A.	Mr. Reynolds
(a)	Amount beneficially owned: 276,500

(b)	Percent of class: 9.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 276,500

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 276,500

(iv)	Shared power to dispose or direct the disposition: -0-
B.	Trust
(a)	Amount beneficially owned: 276,500

(b)	Percent of class: 9.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 276,500

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 276,500

(iv)	Shared power to dispose or direct the disposition: -0-
ITEM 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Not Applicable.
ITEM 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
ITEM 8. Identification and Classification of Members of the Group
See Exhibit 1 hereto for the members of the group filing this Schedule 13G.
ITEM 9. Notice of Dissolution of Group
Not Applicable
ITEM 10. Certification
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2008
By:	/s/ James C. Reynolds
James C. Reynolds

Date: March 31, 2008 James C. Reynolds Revocable Living Trust
By:	/s/ James C. Reynolds
James C. Reynolds
Trustee

Joint Filing Agreement	Exhibit 1
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of Pacific Office Properties Trust, Inc. and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of March 2008.

By:	/s/ James C. Reynolds
James C. Reynolds

James C. Reynolds Revocable Living Trust
By:	/s/ James C. Reynolds
James C. Reynolds
Trustee